Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Starfield Resources Appoints New Director of Engineering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, June 11 /CNW/ - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that Michael G. Moran has been appointed to the position of Director of Engineering. Mr. Moran, who has over 25 years of experience in the mining industry, joined the management team on May 15, 2007. Michael will direct the scoping study and lead additional engineering and construction projects.
Prior to joining Starfield, Mr. Moran was most recently the Project Director for the EMag "Magnesium Smelter" project in Skohna Port, Egypt and the Executive Project Director for the Antamina "Zinc-Copper" project in Northern Peru which under his leadership was successfully completed four months ahead of schedule. Mr. Moran is a graduate civil engineer from Bradley University in Peoria, Illinois and is a licensed professional engineer in the State of California.
"This new appointment reflects our commitment to our growth strategy and Michael's solid track record in the industry will help us meet our objective of completing the scoping study in late 2007," said André Douchane, President and Chief Executive Officer. "His expertise will add significant value to Starfield's overall business and we are pleased he has joined our management team."

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

This news release may contain forward-looking statements, including those describing Starfield's future plans and the expectations of management that a stated result or condition will occur. Any statement addressing future events or conditions necessarily involves inherent risk and uncertainty. Actual results can differ materially from those anticipated by management at the time of writing due to many factors, the majority of which are beyond the control of Starfield and its management.

<<www.starfieldres.com>>

%SEDAR: 00009374E

/For further information: André J. Douchane, President and Chief Executive Officer, Starfield Resources Inc., (416) 860-0400 ext. 222, adouchane(at)starfieldres.com; John Vincic, Executive Vice President, Barnes McInerney Inc., (416) 367-5000 ext. 249, jvincic(at)barnesmcinerney.com/
(SRU. SRFDF)
CO: Starfield Resources Inc. CNW 18:06e 11-JUN-07